Filed Pursuant to Rule
424(b)(3)

Securities Act Registration No.: 333-255980
Investment Company Act Registration No. 811-23380
BLACKROCK CREDIT STRATEGIES FUND
Supplement dated October 1, 2025, to the
Prospectus and Statement of Additional Information (“SAI”),
each dated April 30, 2025, as supplemented to date
This supplement amends certain information in the Prospectus and SAI, each dated April 30, 2025 (as supplemented to date), of BlackRock Credit Strategies Fund (the “Fund”). On October 1, 2025, the Board of Trustees of the Fund (the “Board”) approved a change in the name of the Fund to “BlackRock HPS Credit Strategies Fund” and certain changes to the Fund’s investment objective, investment strategies, and contractual management fee waiver, each of which is expected to become effective on or about December 1, 2025. The other changes set forth in this supplement shall become effective immediately. Unless otherwise indicated, all other information included in the Prospectus and SAI that is not inconsistent with the information set forth in this supplement remains unchanged.
Capitalized terms not otherwise defined in this supplement have the same meanings as in the Prospectus and SAI, as applicable.
Accordingly, effective on or about December 1, 2025, the following changes are expected to be made to the Fund’s Prospectus and SAI, as applicable:
Change in the Fund’s Name
All references to “BlackRock Credit Strategies Fund” are changed to “BlackRock HPS Credit Strategies Fund” to reflect the Fund’s new name.
Change in the Fund’s Investment Objective, Strategies and Risks
The sections of the Prospectus entitled “Prospectus Summary — Investment Objective” and “The Fund’s Investments — Investment Objective and Policies — Investment Objective” are deleted in their entirety and replaced with the following:
Investment Objective.
The Fund’s investment objective is to seek to provide attractive risk-adjusted returns, primarily in the form of current income.
There can be no assurances that the Fund’s investment objective will be achieved or that the Fund’s investment program will be successful. The Fund is not intended as, and you should not construe it to be, a complete investment program. Investors should consider their investment goals, time horizons and risk tolerance before investing in the Fund. The Fund’s investment objective may be changed by the Fund’s Board without prior shareholder approval.
The first two paragraphs under the section of the Prospectus entitled “Prospectus Summary — Investment Policies” are deleted in their entirety and replaced with the following:
The Fund seeks to achieve its investment objective by dynamically allocating across a range of private and public credit strategies, leveraging the full capabilities of BlackRock’s credit platform, inclusive of HPS Investment Partners (“HPS”), a part of BlackRock. Under normal conditions, the Fund intends to invest at least 80% of its Managed Assets (as defined below) in credit-related investments. The Fund will opportunistically allocate its assets across any combination of the following private and public credit investments and investment strategies: (i) direct lending, including first lien, unitranche, second lien, and junior capital; (ii) asset-based finance, including hard assets, which are physical assets with secondary resale value, including inventory, machinery, equipment, infrastructure, and certain energy generation assets, among other things (“Hard Assets”), real estate assets, including commercial real estate and residential real estate (“Real Estate Assets”), and financial assets, which are contractual or other related assets that provide rights to future payment streams, including royalties, management fees, receivables, intellectual property, publishing rights, and legal claims, among other things (“Financial Assets”); (iii) structured credit, including collateralized loan obligations (“CLOs”), collateralized debt obligations (“CDOs”), and other securitized assets (such as asset-backed securities (“ABS”), commercial mortgage-backed securities (“CMBS”) and residential mortgage backed securities (“RMBS”)); (iv) performing liquid credit, including broadly syndicated loans and bonds; and (v) opportunistic credit, including stressed, dislocated and, to a lesser extent, distressed opportunities. The Fund’s allocations across these investments and investment strategies will be opportunistic based on market conditions and on BCIA’s views of absolute and relative value. As a result, allocations are expected to vary substantially over time, and the Fund may not be invested in each investment and/or investment strategy at all times. The Fund may also invest in additional credit investments and investment strategies in the future as market opportunities evolve.
The Fund may invest without limit in fixed-income securities and other credit-related investments across several investment sectors, including, but not limited to: fixed-income securities rated below investment grade by rating agencies or that would be rated below investment grade if they were rated, investment grade corporate bonds, fixed-income securities issued by governmental entities (including supranational entities), their agencies and instrumentalities, mezzanine investments, CLOs, loans, mortgage-related and asset-backed securities and other fixed and floating or variable rate obligations. These securities and other credit-related investments may be privately originated or publicly traded. The Fund may invest in such fixed-income securities and other credit-related investments of issuers located in the United States and
non-U.S.
countries, including emerging market countries. Some of the loans in which the Fund may invest directly or obtain exposure to through its investments in CDOs or other types of structured securities may be “covenant lite” loans, which means the loans contain fewer maintenance covenants than other loans (in some cases, none) and do not include terms which allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached.
As part of its strategy, the Fund will seek to invest in select less liquid or illiquid private credit investments, generally involving corporate borrowers or asset-based collateral, that are believed to present the potential for higher yield versus some of the more liquid portions of the Fund’s portfolio. “Private credit investments” is a common term for unregistered debt investments made through privately negotiated transactions, including where price is the only negotiated term. Private credit investments may be structured using a range of financial instruments, including but not limited to, first and second lien senior secured loans, unitranche debt, unsecured debt and structurally subordinated instruments. The amount of the Fund’s net assets allocated to private credit investments may vary over time due to a number of factors, including BCIA’s assessment of market conditions and absolute and relative value opportunities, the pace of the Fund’s subscriptions relative to the availability of what BCIA believes represent potentially attractive private credit investments, as a result of the Fund selling its more liquid investments in connection with, or having a smaller base of assets after, a repurchase offer; outflows of cash from time to time; and changes in the valuation of these investments. See “Risks — Principal Risks — Competition for Investment Opportunities” beginning on page 86, “Risks — Principal Risks — Valuation Risk” beginning on page 84, “Risks — Principal Risks — Allocation Risk” beginning on page 122 and “Conflicts of Interest” and “Management of the Fund — Portfolio Management — Potential Material Conflicts of Interest” in the SAI.
The first three paragraphs under the section of the Prospectus entitled “The Fund’s Investments — Investment Objective and Policies — Investment Policies” are deleted in their entirety and replaced with the following:
The Fund seeks to achieve its investment objective by dynamically allocating across a range of private and public credit strategies, leveraging the full capabilities of BlackRock’s credit platform, inclusive of HPS, a part of BlackRock. Under normal conditions, the Fund intends to invest at least 80% of its Managed Assets in credit-related investments. The Fund will opportunistically allocate its assets across any combination of the following private and public credit investments and investment strategies: (i) direct lending, including first lien, unitranche, second lien, and junior capital; (ii) asset-based finance, including Hard Assets, Real Estate Assets and Financial Assets (each as defined below); (iii) structured credit, including CLOs, CDOs, and other securitized assets (such as ABS, CMBS and RMBS (each as defined below)); (iv) performing liquid credit, including broadly syndicated loans and bonds; and (v) opportunistic credit, including stressed, dislocated and, to a lesser extent, distressed opportunities. The Fund’s allocations across these investments and investment strategies will be opportunistic based on market conditions and on BCIA’s views of absolute and relative value. As a result, allocations are expected to vary substantially over time, and the Fund may not be invested in each investment and/or investment strategy at all times. The Fund may also invest in additional credit investments and investment strategies in the future as market opportunities evolve.
The Fund may invest without limit in fixed-income securities and other credit-related investments across several investment sectors, including, but not limited to: fixed-income securities rated below investment grade by rating agencies or that would be rated below investment grade if they were rated, investment grade corporate bonds, fixed-income securities issued by governmental entities (including supranational entities), their agencies and instrumentalities, mezzanine investments, CLOs, loans, mortgage-related and asset-backed securities and other fixed and floating or variable rate obligations. These securities and other credit-related investments may be privately originated or publicly traded. The Fund may invest in such fixed-income securities and other credit-related investments of issuers located in the United States and
non-U.S.
countries, including emerging market countries. Some of the loans in which the Fund may invest directly or obtain exposure to through its investments in CDOs or other types of structured securities may be “covenant lite” loans, which means the loans contain fewer maintenance covenants than other loans (in some cases, none) and do not include terms which allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached.
As part of its strategy, the Fund will seek to invest in select less liquid or illiquid private credit investments, generally involving corporate borrowers or asset-based collateral, that are believed to present the potential for higher yield versus some of the more liquid portions of the Fund’s portfolio. “Private credit investments” is a common term for unregistered debt investments made through privately negotiated transactions, including where price is the only negotiated term. Private credit investments may be structured using a range of financial instruments, including but not limited to, first and second lien senior secured loans, unitranche debt, unsecured debt and structurally subordinated instruments. The amount of the Fund’s net assets allocated to such investments may vary over time due to a number of factors, including BCIA’s assessment of market conditions and absolute and relative value opportunities; the pace of the Fund’s subscriptions relative to the availability of what BCIA believes represent potentially attractive private credit investments; as a result of the Fund selling its more liquid investments in connection with, or having a smaller base of assets after, a repurchase offer; as the Fund nears liquidation; outflows of cash from time to time; and/or changes in the valuation of these investments. There is no express limit on the amount of assets raised by the Fund that may be invested in private credit investments.
BCIA and the Fund rely on an exemptive order that permits the portion of the Fund managed by BCIA (which is anticipated to be all or substantially all of the Fund’s assets) to co-invest
in certain privately negotiated transactions on a
side-by-side
basis with affiliated investment funds advised or
sub-advised
by BCIA (or certain Affiliates) and with certain affiliates of BCIA acting in a principal capacity (the “Co-Investment Order”). Neither the Advisor nor any
Sub-Advisor
other than BCIA makes investments on behalf of the Fund in reliance on the
Co-Investment
Order.
See “Risks — Principal Risks — Competition for Investment Opportunities” beginning on page 86, “Risks — Principal Risks — Valuation Risk” beginning on page 84, “Risks — Principal Risks — Allocation Risk” beginning on page 122 and “Conflicts of Interest” and “Management of the Fund — Portfolio Management — Potential Material Conflicts of Interest” in the SAI.

The sections of the Prospectus entitled “Prospectus Summary — Principal Risk Considerations” and “Risks” are amended to add the following:
Dynamic Allocation Strategy Risk
. While BCIA generally intends to seek attractive returns for the Fund by dynamically allocating the Fund’s assets across a wide range of private and public credit investments and investment strategies, BCIA may pursue additional investment strategies and may modify or depart from its initial investment strategy, investment process and investment techniques as it determines appropriate, subject to compliance with the Fund’s policy to invest at least 80% of its Managed Assets in credit-related investments. BCIA may pursue investments outside of the industries, geographies and sectors in which it has previously made investments or has internal operational experience.
Asset
-
Based Finance Risk
. The Fund may invest in asset-based finance investments, which are secured by, or otherwise dependent upon, the performance of pools of loans, leases, receivables, royalties or other contractual cash flows. The value of such investments is subject to the risk that the underlying obligors will be unable or unwilling to make principal or interest payments as they come due. Asset-based finance investments are also subject to the risk that the value of the collateral securing the obligations will decline or that the Fund may be unable to realize the expected value of the collateral because of difficulties in liquidating or enforcing rights in the collateral. In addition, cash flows associated with asset-based finance investments may be affected by factors such as the creditworthiness of the servicer, changes in prepayment rates, fluctuations in interest rates, structural features of the investment, and broader economic and market conditions. These factors may reduce the Fund’s returns or result in losses.
The following sentence is added to “Leverage Risk” in the sections of the Prospectus entitled “Prospectus Summary — Principal Risk Considerations”
and
“Risks”:
The Fund is permitted to, and may, borrow money in an amount up to 33 1/3% of its Managed Assets (50% of its net assets).
Additional Contractual Management Fee Waiver
The sections of the Prospectus entitled “Prospectus Summary — Investment Adviser and Investment
Sub-Advisers”
and “Management of the Fund —
Investment
Management Agreement — Fee Waiver Agreements” and the section of the SAI entitled “Management of the Fund — Investment Management Agreement” are amended to add the following:
The Advisor has contractually agreed, effective as of December 1, 2025, to waive the entirety of its management fee otherwise payable by the Fund through June 30, 2026. The agreement may be terminated upon 90 days’ notice by a majority of the Fund’s Trustees who are not “interested persons” (as defined in the Investment Company Act) of the Fund or the Advisor (the “Independent Trustees”) or by a vote of a majority of the outstanding voting securities of the Fund.
Effective immediately, the following changes are made to the Fund’s Prospectus and SAI, as applicable:
The section of the Prospectus entitled “Management of the Fund — Portfolio Managers” is deleted in its entirety and replaced with the following:
Portfolio Managers
Information regarding the portfolio managers of the Fund is set forth below. Further information regarding the portfolio managers, including other accounts managed, compensation, ownership of Fund shares, and possible conflicts of interest, is available in the Fund’s SAI.

The Fund is managed by a team of financial professionals. Jeffrey Cucunato is primarily responsible for overseeing the management of the Fund, setting the Fund’s overall risk parameters, and managing the Fund’s leverage and liquidity. Jeffrey Cucunato, Michael Patterson and Purnima Puri are jointly responsible for setting the Fund’s overall investment strategy. In seeking to meet the Fund’s risk, return and yield objectives, Messrs. Cucunato and Patterson and Ms. Puri work together to strategically and tactically allocate across asset classes within the Fund’s portfolio. Michael Patterson and Purnima Puri are jointly and primarily responsible for the day-to-day
management of the Fund; Mr. Patterson primarily focuses on the Fund’s private credit investments and Ms. Puri primarily focuses on the Fund’s public credit investments.

Portfolio Manager	Primary Role	Since	Title and Recent Biography
Jeffrey Cucunato	Primarily responsible for overseeing the management of the Fund. Jointly responsible for setting the Fund’s overall investment strategy. Primarily responsible for the Fund’s risk, leverage and liquidity management.	2019	Managing Director of BlackRock, Inc. since 2005.
Michael Patterson	Jointly responsible for setting the Fund’s overall investment strategy. Jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, with a primary focus on the Fund’s private credit investments.	2025	Managing Director of BlackRock, Inc. since 2025. Founding Partner of HPS Investment Partners since 2007.
Purnima Puri	Jointly responsible for setting the Fund’s overall investment strategy. Jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, with a primary focus on the Fund’s public credit investments.	2025	Managing Director of BlackRock, Inc. since 2025. Founding Partner of HPS Investment Partners since 2007.
The section of the SAI entitled “Management of the Fund — Portfolio Management” is deleted in its entirety and replaced with the following:
Portfolio Management
Portfolio Manager Assets Under Management
The following table sets forth information about funds and accounts other than the Fund for which the portfolio manager is primarily responsible for the day-to-day portfolio
management as of December 31, 2024 (except as otherwise noted):

	Number of Other Accounts Managed and Assets by Account Type			Number of Other Accounts and Assets for Which Advisory Fee is Performance-Based
Name of Portfolio Manager	Other Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts	Other Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts
Jeffrey Cucunato	3	2	2	0	0	0
	$2.59 Billion	$789.5 Million	$238.1 Million	$0	$0	$0
Michael Patterson 1	0	65	104	0	64	93
	0	$46.04 Billion	$53.85 Billion	$0	$42.13 Billion	$40.08 Billion
Purnima Puri 1	0	17	88	0	16	62
	0	$656 Million	$24.09 Billion	$0	$656 Million	$17.40 Billion

1	Information provided as of June 30, 2025.

Portfolio Manager Compensation Overview
The discussion below describes the compensation of Messrs. Cucunato and Patterson and Ms. Puri as of September 24, 2025.
BlackRock’s financial arrangements with its portfolio managers, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a variety of components and may vary from year to year based on a number of factors. The principal components of compensation include a base salary and a performance-based discretionary bonus, and may also include participation in various benefits programs and/or one or more of the incentive compensation programs established by BlackRock.
Base Compensation
. Generally, portfolio managers receive base compensation based on their position with the firm.
Discretionary Incentive Compensation
. Discretionary incentive compensation is a function of several components: the performance of BlackRock, Inc., the performance of the portfolio manager’s group within BlackRock, the investment performance, including risk-adjusted returns, of the firm’s assets under management or supervision by that portfolio manager, and the individual’s performance and contribution to the overall performance of these portfolios and BlackRock.
Discretionary incentive compensation is generally distributed to portfolio managers in a combination of cash, deferred BlackRock, Inc. stock awards, deferred cash and/or deferred cash awards that notionally track the return of certain BlackRock investment products.
Portfolio managers receive their annual discretionary incentive compensation in the form of cash. Certain portfolio managers whose total compensation is above a specified threshold also receive deferred BlackRock, Inc. stock awards annually as part of their discretionary incentive compensation. Paying a portion of discretionary incentive compensation in the form of deferred BlackRock, Inc. stock puts compensation earned by a portfolio manager for a given year “at risk” based on BlackRock’s ability to sustain and improve its performance over future periods. In some cases, additional deferred BlackRock, Inc. stock may be granted to certain key employees as part of a long-term incentive award to aid in retention, align interests with long-term shareholders and motivate performance. Deferred BlackRock, Inc. stock awards are generally granted in the form of BlackRock, Inc. restricted stock units that vest pursuant to the terms of the applicable plan and, once vested, settle in BlackRock, Inc. common stock. Certain of the portfolio managers of this Fund have deferred BlackRock, Inc. stock awards.
For certain portfolio managers, a portion of the discretionary incentive compensation is also distributed in the form of deferred cash or deferred cash awards that notionally track the returns of select BlackRock investment products they manage, which provides direct alignment of portfolio manager discretionary incentive compensation with investment product results. Deferred cash awards vest ratably over a number of years and, once vested, settle in the form of cash. Only portfolio managers who manage specified products and/or whose total compensation is above a specified threshold are eligible to participate in the deferred cash award program.
Other Compensation Benefits
. In addition to base salary and discretionary incentive compensation, certain portfolio managers may be eligible to receive or participate in one or more of the following:
Incentive Savings Plans — BlackRock, Inc. has created a variety of incentive savings plans in which BlackRock, Inc. employees are eligible to participate, including a 401(k) plan, the BlackRock Retirement Savings Plan (RSP), and the BlackRock Employee Stock Purchase Plan (ESPP).

Securities Ownership of Portfolio Managers
The following table sets forth the dollar range of equity securities in the Fund beneficially owned by Mr. Cucunato as of December 31, 2024 and of Messrs. Patterson and Puri as of September 24, 2025:

Portfolio Manager	Dollar Range of Equity Securities of the Fund Beneficially Owned
Jeffrey Cucunato	$100,001 - $500,000
Michael Patterson	None
Purnima Puri	None
Portfolio Manager Potential Material Conflicts of Interest
BlackRock has built a professional working environment, firm-wide compliance culture and compliance procedures and systems designed to protect against potential incentives that
may favor one account over another. BlackRock has adopted policies and procedures that address the allocation of investment opportunities, execution of portfolio transactions, personal trading by employees and other potential conflicts of interest that are designed to ensure that all client accounts are treated equitably over time. Nevertheless, BlackRock furnishes investment management and advisory services to numerous clients in addition to the Fund, and BlackRock may, consistent with applicable law, make investment recommendations to other clients or accounts (including accounts which are hedge funds or have performance or higher fees paid to BlackRock, or in which portfolio managers have a personal interest in the receipt of such fees), which may be the same as or different from those made to the Fund. In addition, BlackRock, Inc., its affiliates and significant shareholders and any officer, director, shareholder or employee may or may not have an interest in the securities whose purchase and sale BlackRock recommends to the Fund. BlackRock, Inc. or any of its affiliates or significant shareholders, or any officer, director, shareholder, employee or any member of their families may take different actions than those recommended to the Fund by BlackRock with respect to the same securities. Moreover, BlackRock may refrain from rendering any advice or services concerning securities of companies of which any of BlackRock’s (or its affiliates’ or significant shareholders’) officers, directors or employees are directors or officers, or companies as to which BlackRock or any of its affiliates or significant shareholders or the officers, directors and employees of any of them has any substantial economic interest or possesses material non-public information. Certain
portfolio managers also may manage accounts whose investment strategies may at times be opposed to the strategy utilized for a fund. It should also be noted that Messrs. Cucunato and Patterson and Ms. Puri may be managing funds and/or accounts that are subject to incentive fees. Messrs. Cucunato and Patterson and Ms. Puri may therefore be entitled to receive a portion of any incentive fees earned on such funds and/or accounts.
As a fiduciary, BlackRock owes a duty of loyalty to its clients and must treat each client fairly. When BlackRock purchases or sells securities for more than one account, the trades must be allocated in a manner consistent with its fiduciary duties. BlackRock attempts to allocate investments in a fair and equitable manner among client accounts, with no account receiving preferential treatment. To this end, BlackRock has adopted policies that are intended to ensure reasonable efficiency in client transactions and provide BlackRock with sufficient flexibility to allocate investments in a manner that is consistent with the particular investment discipline and client base, as appropriate.
Investors should retain this supplement for future reference.
PRSAI-CREDX-1025SUP